Exhibit 99.1

RISE Education Provides Updates on Second Quarter 2021 New Enrollments and Students in Class

BEIJING, July 14th, 2021 – Rise Education Cayman Ltd (“RISE”, or “the Company”) (NASDAQ: REDU), a leading education service provider that focuses on the development of cognitive and aptitude training for young children in China, today announced updates on its new enrollments for the second quarter of 2021 and students in class as of June 30, 2021.

	Q2 2021	Q2 2020
Number of New students enrolled for regular courses (Rise Start+Rise On+Hiyeah)	3,582	3,749
Number of New students enrolled for other Rise courses (Rise Up/Can-Talk/other Rise online courses/WhySTEAM/Edge/light courses)	6,790	2,183
Total	10,372	5,932
Number of students in class for Rise regular courses (Rise Start+Rise On+Hiyeah)	40,728	50,572

New students enrolled for Rise regular courses (including Rise Start, Rise On and Hiyeah programs) in the second quarter of 2021 were 3,582, compared with 3,749 for the second quarter of 2020. New students enrolled for other Rise courses (including Rise Up, Can-Talk, other Rise online courses, WhySTEAM, courses provided by The Edge learning centers and light courses) were 6,790 in the second quarter of 2021, compared with 2,183 for the second quarter of 2020. The number of new students enrolled for Rise regular courses in the second quarter of 2021 was almost flat compared with the second quarter of 2020. The Company’s business performance in these two quarters was affected by different market conditions and the new students enrolled for Rise regular courses in the two quarters did not represent the Company’s performance in a normalized market environment. In particular, the offline operations of most of the Company’s self-owned learning centers were suspended in the second quarter of 2020 due to the impact of the COVID-19 pandemic in China and Rise regular courses were mainly conducted online during the affected period. New students enrolled for Rise regular courses in the second quarter of 2021 was mainly affected by the following two factors. First, most of the Company’s self-owned learning centers in Beijing have not resumed offline operations due to new regulations on the after-school tutoring sector, which also affected new enrollments for students under 6 years old in Beijing. Second, the number of new students enrolled for Rise regular courses in June 2021 in Guangzhou and Shenzhen was negatively impacted by the resurgence of COVID-19 in these areas. So far in the third quarter, the Company’s offline operations have largely returned to normalcy in Guangzhou and Shenzhen. The year-over-year increase in the number of new students enrolled for other Rise courses were mainly attributable to: (i) the continuous roll-out of the online light course programs, which generated almost 4,000 paid enrollments in the second quarter of 2021, and (ii) a significant increase in the number of new students enrolled for other Rise online courses compared with the second quarter of 2020 as a result of our implementation of diversified customer acquisition strategies in 2021.

Students in class for Rise regular courses were 40,728 as of June 30, 2021, a decrease of 9,844 from 50,572 as of June 30, 2020. The decrease in the number of students in class was primarily due to the uncertainties brought by the new regulatory development on the educational industry and the resurgence of COVID-19 pandemic in certain regions in January and June 2021. The resurgence of COVID-19 pandemic in January led to the suspension of offline operations of learning centers in Beijing and Shijiazhuang, which resulted in a chain effect of lowered new student enrollments and an increase in refunds. The subsequent implementation of new regulatory restrictions on after-school tutoring institutions resulted in the continued suspension of offline operations of certain learning centers in Beijing after the COVID-19 resurgence, which caused further adverse impact on new student enrollments and student retention rates. However, since the implementation of the new regulations, the Company has worked closely with regulators and conducted businesses in compliance with the regulations. As of June 30, 2021, 14 self-owned learning centers in Beijing have resumed offline operations and the Company has been continuously working on the reopening of the remaining learning centers in Beijing. In addition, the Company continued to roll out the two new aptitude training products, WhySTEAM and Hiyeah, which have gained more traction in the market. Therefore, the Company expects the number of students in class to increase steadily and back on track by the end of this year.

New enrollments and students in class numbers represent only two of the metrics of the Company’s business performance and should not be relied upon as indicators of quarterly financial results, which may vary depending on a variety of factors, including tuition fees refunded, cost of sales, operating expenses, and certain other factors.

About RISE

RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) is a leading education service provider that focuses on the development of cognitive and aptitude training for young children facilitated by an integrated Online-Merge-Offline (OMO) teaching approach model. Since its establishment in 2007, RISE has focused on building a holistic education system that helps children develop well-rounded skills and cultivate their talents with vision, motivation and innovation.

The company’s mission is to create an aptitude education ecosystem that specializes in early child development, cognitive thinking, and aptitude training. Through digital transformation and continuous upgrading of its business and operations, RISE consists of five brands - RISE English, an aptitude training brand for students above 6 years old; Hiyeah, a brand focusing on social interaction and emotional development of children between 3 to 8 years old; WhySTEAM, a brand focusing on STEAM-oriented aptitude development for children under 8 years old; RISE Study Tour, a brand for students’ comprehensive practical aptitude development; and The Edge, a premium brand for academic tutoring, test preparation and admissions consulting services, please visit http://ir.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2020.

For investor and media inquiries, please contact:

Aaron Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

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